10026364

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

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SEC FILE NUMBER
8- 48685

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

514 Market Street
(No. and Street)

Parkersburg (City) WV (State) 26101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ken Davis 304-424-8722
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

500 Virginia Street, East (Address) Charleston (City) WV (State) 25301 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ken Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United Brokerage Services, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Ken Davis
Signature

Chief Financial Officer
Title

Kathy Shields
Notary Public

OFFICIAL SEAL
NOTARY PUBLIC
STATE OF WEST VIRGINIA
Kathy Shields
United Bankshares
514 Market Street
Parkersburg, WV 26101
My Commission Expires May 2, 2015

15684345

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

United Brokerage Services, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2009

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2
Statement of Income 3
Statement of Changes in Shareholder's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6

Supplemental Information

Computation of Net Capital Pursuant to Rule 15c3-1 11
Statement Regarding Rule 15c3-3 12

Supplementary Report

Supplementary Report of Independent Registered Public Accounting Firm on
Internal Control Required by SEC Rule 17a-5 13

Ernst & Young LLP
900 United Center
500 Virginia Street East
Charleston, West Virginia 25301

Tel: +1 304 343 8971
Fax: +1 304 357 5994
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
United Brokerage Services, Inc.

We have audited the accompanying statement of financial condition of United Brokerage Services, Inc. (the Company), a wholly owned subsidiary of United Bank, Inc., as of December 31, 2009, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Brokerage Services, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 24, 2010

United Brokerage Services, Inc.

Statement of Financial Condition

December 31, 2009

Assets	
Cash and cash equivalents	$ 211,791
Receivable from customers (net of allowance for doubtful accounts of $41,400)	234,002
Securities owned, at fair value	4,068,164
Prepaid expenses	51,351
Prepaid pension benefit	109,439
Fixed assets, at cost (net of accumulated depreciation of $230,885)	32,716
Other assets	175,375
Total assets	$ 4,882,838
Liabilities	
Accounts payable and accrued expenses	$ 67,883
Deferred tax liability	53,282
Total liabilities	121,165
Shareholder's equity	
Common stock, $10 par value; 50,000 shares authorized, issued and outstanding	500,000
Paid-in surplus	100,338
Retained earnings	4,161,335
Total shareholder's equity	4,761,673
Total liabilities and shareholder's equity	$ 4,882,838

See accompanying notes.

United Brokerage Services, Inc.

Statement of Income

Year Ended December 31, 2009

Revenues	
Brokerage commissions	$ 3,273,285
Investment income	2,322
Total revenues	3,275,607
Noninterest expenses	
Salaries and employee benefits	2,169,596
Data processing	71,912
Clearing costs	126,482
Professional fees	135,767
Travel	54,634
Occupancy and equipment	56,675
Insurance expense	25,078
Other	525,699
Total noninterest expenses	3,165,843
Income before income taxes	109,764
Income tax expense	34,986
Net income	$ 74,778

See accompanying notes.

United Brokerage Services, Inc.

Statement of Changes in Shareholder's Equity

	Common Stock	Paid-in Surplus	Retained Earnings	Total
Balance at January 1, 2009	$ 500,000	$ 100,338	$ 4,086,557	$ 4,686,895
Net income	–	–	74,778	74,778
Balance at December 31, 2009	$ 500,000	$ 100,338	$ 4,161,335	$ 4,761,673

See accompanying notes.

United Brokerage Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2009

Operating activities	
Net income	$ 74,778
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	14,554
Provision for doubtful accounts	(60,146)
Deferred tax expense	29,327
Payments to purchase securities	(5,267,131)
Proceeds from the sale of securities	4,541,499
Decrease in receivable from clearing broker	923,330
Increase in prepaid expenses and other assets	(12,221)
Decrease in accounts payable and accrued expenses	(162,087)
Net cash provided by operating activities	81,903
Investing activities	
Purchase of premises and equipment	(7,922)
Increase in cash and cash equivalents	73,981
Cash and cash equivalents at January 1, 2009	137,810
Cash and cash equivalents at December 31, 2009	$ 211,791

See accompanying notes.

1. Nature of Operations

Organization

United Brokerage Services, Inc. (the Company) is a licensed broker/dealer approved by the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of United Bank, Inc. (United), which is a wholly owned subsidiary of United Bankshares, Inc. (UBSI) and operates principally in the West Virginia, Virginia, and Washington, D.C. markets. The Company offers retail brokerage services relating to securities and related products on a fully disclosed basis.

The Company clears its security transactions on a fully disclosed basis through First Clearing, LLC.

Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Such Rule prohibits a broker/dealer from engaging in securities transactions when its "aggregate indebtedness" to all other persons exceeds 15 times its "net capital," as those terms are defined, subject to a $250,000 minimum net capital requirement. At December 31, 2009, the Company had net capital of $4,153,765, which is $3,903,765 in excess of its required net capital of $250,000 at December 31, 2009. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Act of 1934 under Section (k)(2)(ii) of that Rule as all transactions are cleared through another broker/dealer on a fully disclosed basis.

2. Significant Accounting Policies

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States. A description of the significant accounting policies is presented below.

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, the ASC became FASB's officially recognized source of authoritative U.S. generally accepted accounting principles (GAAP) applicable to all public and non-public non-governmental entities, superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF) and related literature. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative.

2. Significant Accounting Policies (continued)

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual amounts could differ from those estimates.

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate fair value.

Cash and Cash Equivalents

Cash consists of a checking account maintained at United and cash on deposit with the clearing broker. The balance of the restricted interest-bearing account as of December 31, 2009, was $39,100 and is used for funding related to certain insurance programs offered by United.

Securities Owned

Securities transactions are recorded on a trade date basis. Securities owned are stated at fair value with changes in the fair value recorded in the statement of income. Fair value is based on listed market prices (see Note 5). Securities consist primarily of units of ownership in a money market fund managed by Fidelity and a restricted interest-bearing account held at United. The cost basis approximates fair value based on the nature of the securities.

Fixed Assets

Fixed assets include equipment, which is depreciated using the straight-line method over the useful lives of the assets. Total depreciation expense recorded as of December 31, 2009, was $14,554.

Revenues

Revenues are recorded as the income is earned and the related service is performed. In return for such services, the Company charges a commission for its selling and administrative efforts. The commission is recorded as a receivable from customers and the receivables are stated at the amount the Company expects to collect.

2. Significant Accounting Policies (continued)

Advertising Costs

All advertising costs are expensed as incurred.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its ultimate parent, UBSI. Accordingly, the Company provided for income taxes based on its taxable income or loss multiplied by UBSI's approximate effective tax rate, which is adjusted for certain items not applicable to the Company. The adjusted effective rate was 31.9% for the year ended December 31, 2009. The Company remits to or receives from UBSI amounts payable or receivable. Deferred income taxes are computed for temporary differences between when items are recognized for income for financial reporting purposes and when recognized for income tax return purposes. The Company's temporary differences are primarily related to depreciation and the prepaid pension benefit.

Actual income taxes recorded by the Company were $34,986 for the year ended December 31, 2009. The provision for taxes for the years ended December 31, 2009, consists of current expense of $5,659 and deferred tax expense of $29,327.

During 2009, the Company paid $101,453 of income taxes to UBSI.

Employee Benefit Plans

The Company participates in UBSI's defined benefit retirement plan (pension plan) as well as a deferred compensation plan (401(k) plan) under Section 401(k) of the Internal Revenue Code. The Company made a $69,300 contribution to the pension plan for 2009. Pension and 401(k) expenses for 2009 were $28,722 and $40,621, respectively. These expenses are included in the salaries and employee benefits total in the statement of income. The Company adjusts the allocated portion of the prepaid pension asset to properly reflect its allocated portion of the funded status of United's defined benefit retirement plan. The overfunded allocated pension asset as of December 31, 2009, is $109,439. The Company also recorded a deferred tax liability of $40,492 as of December 31, 2009, associated with the allocated pension asset.

2. Significant Accounting Policies (continued)

Recent Accounting Pronouncements

During 2009, the FASB issued various accounting pronouncements, including guidance related to fair value measurements and disclosures and investment securities. The adoption of such guidance did not have a material impact on the Company's financial position or results of operations.

3. Related-Party Transactions

United provides certain management services to the Company, including accounting and administrative functions. In addition, United is providing rental space to the Company for a nominal annual cost of $1. For the year ended December 31, 2009, the Company paid $151,500 to United, which is included in other expenses on the statement of income.

4. Contingencies

The Company applies the provisions of the ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from customer accounts introduced by the Company. As of December 31, 2009, there were no amounts to be indemnified related to such agreement.

5. Fair Value Measurements

The authoritative accounting guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

5. Fair Value Measurements (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company's only financial instruments that are measured at fair value on a recurring basis are a money market fund and interest bearing account. The fair value for both is determined based on level 1 inputs and have a fair value balance of $4,068,164 at December 31, 2009. The Company has no financial instruments that are measured at fair value on a nonrecurring basis.

Supplemental Information

United Brokerage Services, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2009

Shareholder's equity	$ 4,761,673
Deductions and/or charges	
Nonallowable assets:	
Fixed assets	32,716
Prepaid expenses	51,351
Interest-bearing cash	40,743
Nonallowable receivables	117,720
Prepaid pension benefit	109,439
Other assets	175,375
Total deductions and/or charges	527,344
Net capital before haircuts on securities positions	4,234,329
Haircut on securities	80,564
Net capital	$ 4,153,765
Aggregate indebtedness	
Total liabilities	$ 121,165
Net capital requirement	$ 250,000
Excess net capital	$ 3,903,765

There were no material differences between the audited computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2009, Part IIA FOCUS filing.

United Brokerage Services, Inc.

Statement Regarding Rule 15c3-3

December 31, 2009

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Section (k)(2)(ii) of that Rule.

Supplementary Report

Ernst & Young LLP
900 United Center
500 Virginia Street East
Charleston, West Virginia 25301
Tel: +1 304 343 8971
Fax: +1 304 357 5994
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors
United Brokerage Services, Inc.

In planning and performing our audit of the financial statements of United Brokerage Services, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2010

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FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

United Brokerage Services, Inc.
Year Ended December 31, 2009
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

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